UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2015

CHAMBERS STREET PROPERTIES

(Exact name of registrant as specified in its charter)

Maryland	001-35933	56-2466617
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

47 Hulfish Street, Suite 210
Princeton, NJ	08542
(Address of Principal Executive Offices)	(Zip Code)

609-683-4900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                Other Events.

Certain Merger Related Litigation Matters

As previously announced, on July 1, 2015, Chambers Street Properties, a Maryland real estate investment trust (the “Company” or “Chambers”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gramercy Property Trust Inc., a Maryland corporation (“Gramercy”), and Columbus Merger Sub, LLC, a Maryland limited liability company and indirect wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Gramercy is expected to be merged with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity of the Merger.

As previously disclosed, putative class action lawsuits challenging the Merger were filed in the New York Supreme Court, New York County, and the Circuit Court for Baltimore City, Maryland, by purported stockholders of Gramercy.  The actions, which were consolidated under the captions Glenn W. Morris v. Gramercy Property Trust Inc. et al., Case No. 24-C-15-004972 (Md. Cir. Ct. Balt. City) and In re Gramercy Property Trust Stockholder Litigation, Index No. 652424/2015 (N.Y. Sup. Ct. N.Y. Co.) (together, the “Actions”), name as defendants Gramercy, the Gramercy board of directors, Chambers, and Merger Sub.

On December 7, 2015, the parties to the Actions entered into a Memorandum of Understanding (the “MOU”), which provides for the settlement of the Actions.  While the defendants in the Actions continue to vigorously deny all allegations of wrongdoing, fault, liability or damage to any of the plaintiffs or the class of stockholders of Gramercy, and believe that no supplemental disclosure is required under the applicable law, in order to (i) avoid the burden, inconvenience, expense and distraction of further litigation in connection with the Actions, (ii) finally put to rest and terminate all of the claims that were or could have been asserted against the defendants in the Actions and (iii) permit the Merger to proceed without risk of the courts in New York or Maryland ordering an injunction or damages in connection with the Actions, Chambers and Gramercy have agreed, without admitting any liability or wrongdoing, pursuant to the terms of the MOU, to make certain supplemental disclosures related to the proposed Merger, all of which are set forth below.

The MOU contemplates that the parties will enter into a stipulation of settlement.  The stipulation of settlement will be subject to customary conditions, including confirmatory discovery and court approval following notice to Gramercy’s stockholders.  In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which a court will consider the fairness, reasonableness and adequacy of the settlement.  If the settlement is finally approved by the court, it will resolve and release all claims by stockholders of Gramercy challenging any aspect of the proposed Merger, the Merger Agreement and any disclosure made in connection therewith, pursuant to terms that will be set forth in the notice sent to Gramercy stockholders prior to final approval of the settlement.  In addition, in connection with the settlement, the parties contemplate that plaintiffs’ counsel will file a petition for an award of attorneys’ fees and expenses to be paid by Gramercy or its successor.  The settlement is also contingent upon, among other things, the Merger becoming effective under Maryland law.  There can be no assurance that the court will approve the settlement.  In the event that the settlement is not approved or that the conditions are not satisfied, the settlement may be terminated.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

In connection with the settlement of the lawsuits as set forth in this Current Report on Form 8-K, Gramercy and Chambers have agreed to make these supplemental disclosures to the Proxy Statement. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement, the information contained herein supersedes the information contained in the Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement, which should be read in its entirety. All page references in the information below are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement, unless otherwise defined below.

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 43 to add the following after the words “On February 16, 2015, Gramercy…”: “in consultation with the Gramercy Board”.

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 43 to add the following after the words “…board representation for the combined company roughly in line with equity ownership…”: “(i.e., roughly equal numbers of board designees for each of Gramercy and Chambers)”.

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 45 to add the following as the last sentence of the paragraph commencing “On March 19, 2015, the Chambers independent trustees met with Mr. DuGan to discuss the issues described above.”:  “Following the meeting, representatives of Chambers Street indicated to representatives of Gramercy that they would support Mr. DuGan as the CEO of the combined company and a member of the trustees of the combined company board.”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 46 to add the following after the first sentence of the paragraph commencing with the words “On April 14, 2015…”:  “The proceeds of the underwritten offering were intended to be used for committed and pipeline portfolio transactions (unrelated to any potential combination with Chambers).”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at pages 46 and 47 to delete the last sentence of the paragraph commencing with the words “On April 28, 2015…” and to replace it with the following:  “Following a discussion, the Gramercy Board appointed its members Allan J. Baum, the Chairman, and Jeffrey E. Kelter to represent the Gramercy Board (with the assistance of Mr. DuGan) in negotiations with Chambers representatives regarding terms of the proposed merger in light of their financial expertise and experience with mergers and acquisitions transactions. Mr. DuGan frequently consulted with Messrs. Baum and Kelter on matters relating to the discussions with Chambers.”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 50 to add the following at the end of the paragraph commencing with the words “On June 13, 2015, Gramercy engaged...”: “, because of, among other factors, Wachtell Lipton’s experience with similar merger transactions in the real estate sector.”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 52 to add the following as the last sentence of the paragraph commencing with the words “On June 25, 2015…”:  “These potential conflicts included, for example, potential prepayment obligations under the terms of existing financing arrangements, the potential incurrence of mortgage assumption fees and realty transfer taxes, and the potential need to obtain third party consents and approvals.”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 53 to delete the paragraph commencing with the words “On June 28, 2015, Messrs. DuGan and Black…”:  and to replace with the following:  “On June 28, 2015, Messrs. DuGan and Black had a telephone conversation relating to certain open transaction items, including minor adjustments to the exchange ratio to reflect more current stock prices.”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 54 to add the following as the last sentence of the paragraph commencing “On June 29, 2015, the Gramercy Board met telephonically…”:  “In particular, representatives from Wachtell Lipton provided the board with an overview of the proposed composition of the board of the combined company and governance structure following the transaction.”

The Section titled “The Merger — Background to the Merger” commencing on page 42 of the Definitive Proxy Statement is hereby updated, specifically at page 55 to delete the last sentence of the first paragraph and to replace with the following:  “Following these presentations and discussions, and discussion by the Gramercy Board concerning, among other things, the benefits of maintaining Gramercy’s existence as a stand-alone company and the other matters described below under “The Merger—Gramercy’s Reasons for the Merger; Recommendations of the Gramercy Board,” the Gramercy Board unanimously concluded that the proposed merger agreement and the transactions contemplated thereby were advisable and in the best interests of Gramercy and its stockholders, and approved the merger agreement.”

The Section titled “The Merger — Opinion of the Gramercy Financial Advisor — Research Analyst Price Targets and Net Asset Value Analysis” commencing on page 74 of the Definitive Proxy Statement is hereby updated, specifically on page 75, to add the following after the words “Morgan Stanley noted that the merger agreement provided for an exchange ratio of 3.190”:

“The following presents the Wall Street equity research analyst reports utilized in the analysis:

Wall Street Equity Research Analyst Price Targets	Gramercy Estimated Price Target	Chambers Estimated Price Target
JMP Securities LLC	$32.00
Ladenburg Thalmann & Co	$32.00
Capital One Securities, Inc.			$8.00
DA Davidson & Co.			$9.00
SunTrust Robinson Humphrey			$9.00
CJS Securities	$34.00
Bank of America Merrill Lynch	$30.50
Compass Point Research and Trading LLC	$34.00	$
Mean	$32.50		$8.67	”

The Section titled “The Merger — Opinion of the Gramercy Financial Advisor — Dividend Discount Model Analysis” commencing on page 75 of the Definitive Proxy Statement is hereby updated, specifically on page 75, to add the following after the words “…the relative historical volatility of Gramercy’s stock price.”:  “In determining the cost of equity, Morgan Stanley utilized an estimated market risk premium selected based on its professional judgment, a predicted beta for Gramercy sourced from MSCI Barra and the implied yield on U.S. treasuries as an approximation for the risk free rate.”

The Section titled “The Merger — Opinion of the Gramercy Financial Advisor — Selected Public Trading Analysis” commencing on page 76 of the Definitive Proxy Statement is hereby updated, specifically on page 77, to add the following after the words “…the trading levels of comparable companies.”:  “In deriving the implied equity values per share, Morgan Stanley utilized a range of 2016 FFO multiples of 11.0x to 13.0x and 2016 AFFO multiples of 10.0x to 12.0x.”

The Section titled “The Merger — Opinion of the Gramercy Financial Advisor — General” commencing on page 78 of the Definitive Proxy Statement is hereby updated, specifically on page 79, to add the following after the words “and have received fees...”:  “of approximately $10,671,000”.

The Section titled “The Merger — Gramercy Unaudited Prospective Financial Information” commencing on page 81 of the Definitive Proxy Statement is hereby updated, specifically at page 81, to add the following as the third sentence in the paragraph commencing “Gramercy does not as a matter of course make public long-term projections as to future revenues, earnings, or other results…”:  “The information provided below reflects the mid-point scenario of several scenarios developed, which Gramercy believed was the most reliable scenario.”

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Gramercy and the Company, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, any future dividends or financial results, and any other statements regarding Gramercy and the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the Merger and the timing of the closing of the Merger, including the risks that a condition to closing would not be satisfied or that the closing of the Merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for its properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Gramercy and the Company from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of the Company and Gramercy that also constitutes a definitive prospectus of the Company.  Gramercy and the Company mailed a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of the Company on or around October 30, 2015.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or the Company may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by the Company are also available free of charge on the Company’s website at www.chambersstreet.com or by contacting the Company’s Investor Relations Department at (609) 806-2682.

Gramercy, the Company, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC.  Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the definitive proxy statement and other relevant materials filed with the SEC.

Non-GAAP Financial Measures

Non-GAAP financial measures as defined by SEC Regulation G are used in this Report on Form 8-K.

Core FFO and adjusted funds from operations (“AFFO”): Core FFO and AFFO are non-GAAP financial measures that are presented excluding property acquisition costs, discontinued operations, other-than-temporary impairments on retained bonds, and other one time charges.  AFFO of Chambers and Gramercy also excludes non-cash stock based compensation expense, amortization of above and below market leases amortization of deferred financing costs, amortization of lease inducement costs, non-real estate depreciation and amortization, amortization of free rent received at property acquisition, and straight-line rent.

The Core FFO, AFFO, Run Rate FFO, NOI and Cap Rate assumptions included in this Report on Form 8-K reflect Chambers and Gramercy’s assumptions and expectations and are not guarantees of future performance.  Chambers and Gramercy’s actual results may vary materially from the assumptions presented in this Report on Form 8-K.  The results that an investor in Chambers and Gramercy will actually receive will depend, to a significant degree, on the actual performance of Chambers and Gramercy’s assets, which may be impacted by material economic and material risk factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 8, 2015

CHAMBERS STREET PROPERTIES

	By:	/s/ Martin A. Reid
	Name:	Martin A. Reid
	Title:	Interim President and Chief Executive Officer, and Chief Financial Officer